UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934

                          MARRIOTT INTERNATIONAL, INC.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    571903103
                                 (CUSIP Number)

                               Ralph W. Hardy, Jr.
                                 Dow Lohnes PLLC
                         1200 New Hampshire Avenue, N.W.
                      Washington, D.C. 20036 (202) 776-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



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                                                              SCHEDULE 13D

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 CUSIP No. 571903103                                                                               Page 2 of 6 Pages
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-------------------- ----------------------------------------------------------------------------------------------------------
 1                    NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   Richard E. Marriott
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
 2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a)  |_|
                                                                                                   (b)  |_|
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 3                    SEC USE ONLY SEC USE ONLY
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 4                    SOURCE OF FUNDS                                                              OO
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 5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) or 2(e)                                                           |_|
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 6                    CITIZENSHIP OR PLACE OF ORGANIZATION                                         United States of America
-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
 NUMBER OF SHARES             7        SOLE VOTING POWER                                           20,838,142+
   BENEFICIALLY               -------- -----------------------------------------------------------------------------------------
     OWNED BY                 -------- -----------------------------------------------------------------------------------------
 REPORTING PERSON             8        SHARED VOTING POWER                                         28,675,964*+
       WITH                  -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER                                      20,838,142+
                             -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER                                    28,675,964*+
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 11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                   49,514,106*+
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 12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                   Not Applicable
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 13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                   12.0%**
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 14                          TYPE OF REPORTING PERSON                                              IN
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+ On April 28, 2006, Marriott International, Inc. announced a two-for-one stock split in the form of a stock dividend, with a record date of May 18, 2006 and a payment date of June 9, 2006.  All share amounts presented in this table and the related footnotes give effect to the two-for-one stock split.

*  Includes the following: (a) 5,949,354 shares held by 16 trusts for the benefit of the children of Richard E. Marriott and his brother, J.W. Marriott, Jr., for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (b) 10,298,610 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (c) 6,198,078 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., in which J.W. Marriott, Jr. and Richard E. Marriott have a remainder interest and for which they serve as co-trustees; (d) 395,756 shares held by two trusts established for the benefit of J.W. Marriott Jr., for which Richard E. Marriott serves as trustee;
(e) 275,866 shares owned by Richard E. Marriott's wife (Richard E. Marriott disclaims beneficial ownership of these shares);
(f) 2,102,954 shares owned by four trusts for the benefit of Richard E. Marriott's children, for which his wife serves as a co-trustee; (g) 3,382,692 shares owned by First Media, L.P., a limited partnership whose general partner is a corporation in which
Richard E. Marriott is the controlling shareholder; and (h) 72,654 shares owned by the Richard E. and Nancy P. Marriott Foundation, in which Richard E. Marriott and his wife serve as directors and officers.

**  The denominator is based on (i) 413,906,314 shares of Class A Common Stock outstanding as of April 14, 2006, as stated on the facing page of the Form 10-Q of Marriott International, Inc. for the quarter ended March 24, (2006,) as adjusted for the two-for-
one stock split.


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Schedule 13D                                                                                         Page 3 of 6 Pages
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Item 1.  Security and Issuer

              This Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $0.01 per share (the "Class A
Common Stock"), of Marriott International, Inc., a Delaware corporation ("Marriott"). On April 28, 2006, Marriott announced a two-for-one stock split in the form of a stock dividend, with a record date of May 18, 2006 and a payment date of June 9, 2006.
Unless otherwise indicated, all Class A Common Stock amounts presented in this Schedule 13D give effect to the two-for-one stock split.

              The principal executive offices of Marriott are located at 10400 Fernwood Road, Bethesda, MD  20817.

Item 2.  Identity and Background

              This Schedule 13D is being filed by Richard E. Marriott and supersedes the Schedule 13D filed with the Securities and Exchange Commission on April 9, 1998 by J.W. Marriott, Jr. and Richard E. Marriott with respect to Richard E. Marriott. Mr.
Marriott is the Chairman of the Board of Host Hotels and Resorts, Inc. a real estate investment trust focusing on the lodging industry. Mr. Marriott's business address is c/o Host Hotels and Resorts, Inc., 10400 Fernwood Road, Bethesda, Maryland 20817.

              During the last five years,  Mr.  Marriott  has not been  convicted in any criminal  proceedings (excluding  traffic violations or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Mr. Marriott is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

              The shares of Class A Common Stock reported as beneficially owned by Mr. Marriott were acquired in or before the initial public offering of Marriott, through open market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through his former service as an officer, director or employee of Marriott.

Item 4.  Purpose of Transaction

              Mr. Marriott currently has no plans or proposals that relate to or would result in any of the events set forth in
Items 4(a) through (j). Mr. Marriott holds the securities reported herein for investment purposes. As such, Mr. Marriott periodically reviews Marriott's business affairs, general industry and economic conditions, and based on such review or on other circumstances, Mr. Marriott may, from time to time, determine to increase or decrease his ownership of Class A Common Stock.


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------------------------------------------------ ------------------------------------------------ -----------------------------
 Schedule 13D                                                                                       Page 4 of 6 Pages
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Item 5.  Interest in Securities of the Issuer

              (a) See Items 7 and 9 of the cover page to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock beneficially owned by Mr. Marriott as to which there is sole power to vote or direct the vote or sole power to dispose or to direct the disposition of such shares of Class A Common Stock.

              (b) See Items 8 and 10 of the cover page to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by Mr. Marriott as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

              The percentage of the Class A Common Stock set forth for Mr. Marriott in this Item 5 was calculated based upon
413,906,314 shares of Class A Common Stock, which represents the 206,953,157 shares of Class A Common Stock outstanding as of April
14, 2006 reported on the facing page of Marriott's Form 10-Q for the quarter ended March 24, 2006, adjusted for the two-for-one split of the Class A Common Stock, payable June 9, 2006 to shareholders of record as of May 18, 2006.

              Except as otherwise provided in this Item 5, Mr. Marriott has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock deemed to be beneficially owned by Mr.
Marriott.

              (c)  Mr. Marriott has effected the following transactions in the Class A Common Stock during the past sixty days:


--------------------- ---------------------- ----------------- -------------------- -----------------------
Transaction Type      Date                   Number of         Price per Share      Market
                                             Shares(2)
--------------------- ---------------------- ----------------- -------------------- -----------------------
--------------------- ---------------------- ----------------- -------------------- -----------------------
    Sale(1)           May 1, 2006            27,000            $73.52(3)            Open Market
--------------------- ---------------------- ----------------- -------------------- -----------------------


______________

(1)   The shares sold in this transaction were held by a trust for which Mr. Marriott's wife serves as a co-trustee.
(2)   The number of shares shown in this table has not been adjusted for the announced two-for-one stock split.
(3)   Represents  the weighted  average sales price.  The highest price at which shares were sold was $73.61 and the lowest price at which shares were sold was $73.50.


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 Schedule 13D                                                                                        Page 5 of 6 Pages
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              (d) No other  person is known to have the right to receive or the power to direct the receipt of dividends  from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

              (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              To the best knowledge of Mr. Marriott, except as disclosed in this Schedule 13D, there are as of the date of this
Schedule 13D, no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Marriott and any person with respect to the Class A Common Stock.

Item 7.  Material to be Filed as Exhibits

                  Not applicable.


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 Schedule 13D                                                                                       Page 6 of 6 Pages
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                                                               SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





              May 26, 2006                                                   By:  /s/ Richard E. Marriott
              -------------                                                       --------------------------------------------
                 Date                                                             Richard E. Marriott



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